Execution Copy

ASSET PURCHASE AGREEMENT AND

PLAN OF REORGANIZATION

BY AND BETWEEN

ORTHOLOGIC CORP.

AND

CHRYSALIS BIOTECHNOLOGY, INC.

APRIL 28, 2004

i

(continued)

(continued)

(continued)

		PAGE
9.16	Construction	40
9.17	Incorporation of Exhibits and Schedules	41
9.18	Specific Performance	41
9.19	Bulk Transfer Laws	41
9.20	Resale of Buyer Common Stock	41

LIST OF EXHIBITS*:

Exhibit A	Patent License Agreement
Exhibit B	Escrow Agreement
Exhibit C	Lockup Agreement
Exhibit D	Transition Services Agreement
Exhibit E	Tangible Assets
Exhibit F	Assumed Contracts
Exhibit G	Allocation Schedule
Exhibit H	Financial Statements
Exhibit I	Seller’s Opinion Letter
Exhibit J	University’s Opinion Letter Regarding Patent License Agreement
Exhibit K	Consulting Contract of Darrell Carney
Exhibit L	Employment Contracts of Andrea Norfleet/Roger Crowther/David Hobson
Exhibit M	Buyer’s Opinion Letter

LIST OF DISCLOSURE SCHEDULE SECTIONS*:

Section 3.2	Authorization of Transaction
Section 3.3	Noncontravention
Section 3.7	Events Subsequent to Most Recent Fiscal Year End
Section 3.8	Undisclosed Liabilities
Section 3.9	Legal Compliance
Section 3.10	Pharmaceutical Regulation
Section 3.12	Tax Matters
Section 3.13(b)	Real Property
Section 3.14	Intellectual Property
Section 3.15	Tangible Assets
Section 3.16	Inventory
Section 3.17	Contracts
Section 3.18	Powers of Attorney
Section 3.19	Insurance
Section 3.21	Product Claims
Section 3.23	Employees
Section 3.24	Employee Benefits
Section 3.27	Certain Business Relationships with Seller

* OrthoLogic Corp. agrees to furnish supplementally a copy of any of these omitted exhibits and sections of the disclosure schedules to the Securities and Exchange Commission upon request.

v

ASSET PURCHASE AGREEMENT AND PLAN OF REORGANIZATION

     THIS ASSET PURCHASE AGREEMENT AND PLAN OF REORGANIZATION is entered into as of the 28th day of April, 2004, by and between OrthoLogic Corp., a Delaware corporation (“Buyer”), and Chrysalis BioTechnology, Inc., a Delaware corporation (“Seller”). Buyer and Seller are referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS

     WHEREAS, Seller is a biopharmaceutical company engaged in the development of synthetic peptide compounds that target tissue repair and regeneration (the “Business”); and

     WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, substantially all of the assets and properties of Seller, and in connection therewith, Buyer is willing to assume certain specified liabilities of Seller relating thereto, all upon the terms and subject to the conditions and provisions set forth herein; and

     WHEREAS, for United States Federal income tax purposes, it is intended that the purchase contemplated by this Agreement will qualify as a reorganization under the provisions of Section 368(a)(1)(c) of the Code (as defined below), and that this Agreement constitutes a plan of reorganization within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (the “Treasury Regulations”).

AGREEMENT

     NOW THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE ONE: DEFINITIONS

     “Acquired Assets” has the meaning set forth in Section 2.1 below.

     “Additional Shares” shall mean that number of shares, if any, of Buyer’s common stock equal to the quotient of (1) the Adjustment Amount, divided by (2) the Closing Date Stock Price.

     “Adjustment Amount” shall mean the excess, if any, of (x) 80% of the Total Consideration less (y) the value of the shares of Buyer common stock issuable to Seller pursuant to Section 2.4(b)(i) calculated on the basis of the Closing Date Stock Price provided, that the Adjustment Amount shall not be more than $2.5 million.

     “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

     “Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local or foreign law.

     “Agreement” means this Asset Purchase Agreement and Plan of Reorganization, as amended or supplemented from time to time, together with all exhibits and schedules delivered pursuant hereto.

     “Assumed Contracts” has the meaning set forth in Section 2.1(c).

     “Assumed Liabilities” has the meaning set forth in Section 2.3.

     “Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that forms or could form the basis for any specified consequence.

     “Business” has the meaning set forth in the preface above.

     “Buyer” has the meaning set forth in the preface above.

     “Carney Indemnity Shares” has the meaning set forth in Section 2.5(a).

     “Cash” means cash and cash equivalents (including marketable securities and short term investments) calculated in accordance with GAAP and applied on a basis consistent with the preparation of the Financial Statements.

     “Change of Control” with respect to a Party means the sale of substantially all assets, or a merger, consolidation, recapitalization, or other transaction, in each case after which the stockholders of such Party immediately before such transaction do not own a majority of the voting power of the resulting entity immediately after such transaction.

     “Chrysalin” means the 23-amino acid synthetic peptide also known as TP508.

     “Closing” has the meaning set forth in Section 2.6 below.

     “Closing Date” has the meaning set forth in Section 2.6 below.

     “Closing Date Stock Price” shall mean the average closing sale price of Buyer’s common stock as reported by the NASDAQ National Market for the ten trading days immediately preceding the Closing Date.

     “COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and of any similar state law.

     “Code” means the Internal Revenue Code of 1986, as amended.

     “Consent Action” shall have the meaning set forth in Section 5.8.

     “DEA” means the United States Drug Enforcement Administration.

     “Debt” with respect to a Person means all liabilities or obligations of such Person, whether primary or secondary or absolute or contingent: (a) for borrowed money; (b) that are evidenced by notes, bonds, debentures or similar instruments; or (c) relating to the guaranty, creation or assumption of any liability or obligation of any other Person.

     “Disclosure Schedule” has the meaning set forth in Article 3 below.

     “Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other employee benefit plan, program or arrangement of any kind.

     “Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).

     “Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(1).

     “Environmental, Health and Safety Requirements” shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliate” means each entity which is treated as a single employer with Seller for purposes of Code Section 414.

     “Escrow Agent” means Wells Fargo, N.A..

     “Escrow Agreement” means the agreement between the Buyer, Seller, Representative and the Escrow Agent in substantially the form of EXHIBIT B.

     “Excluded Assets” has the meaning set forth in Section 2.2 below.

     “FDA” means the United States Food and Drug Administration.

     “Financial Statement” has the meaning set forth in Section 3.6 below.

     “Former Proposal” has the meaning set forth in Section 5.6(c).

     “GAAP” means United States generally accepted accounting principles as in effect from time to time.

     “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

     “HIPAA Privacy Rules” has the meaning set forth in Section 9.1 below.

     “Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights and all applications, registrations, and renewals in connection therewith, (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing, production and research processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (e) all computer software (including data and related documentation), (f) all licenses through which Seller holds rights to technology, including but not limited to the Patent License Agreement, (g) all patents and patent rights underlying the Patent License Agreement (h) all other proprietary rights and (i) all copies and tangible embodiments of the foregoing (in whatever form or medium).

     “Inventory” has the meaning set forth in Section 2.1(b).

     “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by Seller.

     “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), including any liability for Taxes.

     “Lockup Agreement” shall mean a Lockup Agreement substantially in the form of EXHIBIT C attached hereto.

     “Lockup Stockholders” shall mean the stockholders who are beneficial holders of 5% or more of the outstanding shares of common stock of the Seller on a fully diluted basis as of the date of this Agreement.

     “Losses” has the meaning set forth in Section 7.1 below.

     “Material Adverse Change” with respect to a Party means any adverse event, condition, change, circumstance or effect that, individually or in the aggregate, is or is reasonably likely to materially adversely affect (i) the condition (financial or otherwise), properties, business, results of operations, assets (including intangible assets), or Liabilities of such Party, taken as a whole, (ii) the likelihood of successful commercialization of one or more Chrysalin-based products due to efficacy or safety or other factors outside of the control of the other Party or (iii) the ability of such Party to consummate the transactions contemplated hereby.

     “Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

     “Most Recent Financial Statements” has the meaning set forth in Section 3.6 below.

     “Most Recent Fiscal Month End” has the meaning set forth in Section 3.6 below.

     “Most Recent Fiscal Year End” has the meaning set forth in Section 3.6 below.

     “Multiemployer Plan” has the meaning set forth in ERISA Section 4001(a)(3).

     “NDA” means a new drug application with the FDA.

     “NTP Technology” means the synthetic peptide neutrophil cell chemotactic agents described in U.S. Patent No. 6,184,342 and all related continuations and filings.

     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice of Seller as a biopharmaceutical research company, which includes any services performed or contemplated to be performed for the Buyer or any of its Affiliates or subsidiaries.

     “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon owned by Seller.

     “Parties” has the meaning set forth in the preface above.

     “Party” has the meaning set forth in the preface above.

     “Patent License Agreement” shall mean the patent license agreement in substance and form as set forth in EXHIBIT A which amends and restates the November 10, 1995 patent license agreement between Seller and the University of Texas’ Board of Regents.

     “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

     “PHI” has the meaning set forth in Section 9.1 below.

     “Primary Indemnity Shares” has the meaning set forth in Section 2.5(a).

     “Proposal” has the meaning set forth in Section 5.6(b).

     “Proposal Notice” has the meaning set forth in Section 5.6(b).

     “Purchase Price” has the meaning set forth in Section 2.4 below.

     “Real Property Lease” means the Office Lease Agreement between Seller and Waverly Holding Company dated as of November 9, 1999, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto.

     “Representative” has the meaning set forth in Section 7.6.

     “S-4” has the meaning set forth in Section 3.29.

     “SEC Reports” means the Buyer’s annual report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, and all other reports, statements and registration statements and amendments thereto (including any reports on Form 10-Q and Form 8-K) filed by Buyer with the SEC since January 1, 2004.

     “Securities Act” means the Securities Act of 1933, as amended.

     “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

     “Security Interest” means any mortgage, pledge, lien, encumbrance, charge or other security interest, other than (a) mechanics’, materialmen’s, and similar liens or (b) liens for Taxes not yet due and payable.

     “Seller” has the meaning set forth in the preface above.

     “Seller’s Knowledge” means actual knowledge after reasonable investigation of Darrell H. Carney, Dennis L. McWilliams, David W. Hobson, Edwin J. Lamm, III and Philip H. Hunke.

     “Signing Date Stock Price” shall mean the average closing sale price of Buyer’s common stock as reported by the Nasdaq National Market for the 10 trading days prior to the execution of this Agreement.

     “Special Meeting” has the meaning set forth in Section 5.8.

     “Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

     “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     “Total Consideration” shall mean the sum of: (i) $2.5 million, plus (ii) the value, calculated on the basis of the Closing Date Stock Price, of the shares of Buyer common stock issuable to Seller pursuant to Section 2.4(b)(i), plus (iii) the fair market value of the Excluded Assets, as specified in a written notice delivered to Buyer not less than two business days prior to the Closing (the “Consideration Notice”), plus (iv) the dollar amount of Assumed Liabilities, plus (v) all other payments pursuant to this Agreement that Seller determines would be considered “boot” for purposes of the Code and that are specified in the Consideration Notice.

     “Transition Services Agreement” means the agreement between the Seller and Buyer in substantially the form set forth in EXHIBIT D.

     “Treasury Regulations” has the meaning set forth in the preface above.

     “Trigger Event” shall mean (1) a Change of Control of Buyer; or (2) the receipt by Buyer of written notice from the United States Food and Drug Administration that a new drug application for a product based on Chrysalin has been accepted for filing.

ARTICLE TWO: BASIC TRANSACTION

     2.1 Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller and Seller agrees to sell, transfer, convey, assign and deliver to Buyer, free and clear of any Security Interest, all of the Acquired Assets at the Closing for the consideration specified in Section 2.4 below. The Acquired Assets shall mean all of the assets specified below in this Section 2.1 and all other tangible and intangible assets owned by Seller, other than the Excluded Assets, including, without limitation:

          (a) Tangible Assets. Subject to Section 2.2, all of the tangible assets of Seller, including, without limitation, the items described in EXHIBIT E;

          (b) Inventory. All of the inventories and supplies of Seller, as of the Closing Date (the “Inventory”);

          (c) Contracts. All of Seller’s rights in, to and under the contracts set forth on EXHIBIT F (the “Assumed Contracts”);

          (d) Intellectual Property. All of Seller’s rights in and to any Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, rights to protection of interests therein under the laws of all jurisdictions and the right to sue for past infringement thereof; and

          (e) Miscellaneous. To the extent transferable, any and all approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from governments and governmental agencies related to the Business. Any and all books, records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings and specifications, creative materials, advertising and promotional materials, studies, reports and other printed or written materials related to the Business.

     2.2 Excluded Assets. Buyer is not purchasing and Seller is retaining all right, title and interest in and to the following (collectively, the “Excluded Assets”):

          (a) Seller’s rights under this Agreement, the Escrow Agreement, the Transition Services Agreement, and any other agreement ancillary thereto and delivered by Seller to Buyer in connection herewith;

          (b) All Sellers’ Cash;

          (c) Seller’s bank accounts, checkbooks and cancelled checks;

          (d) The Technology License and Asset Purchase Representation Agreement between Seller and the Board of Regents of the University of Texas System.

          (e) Seller’s insurance policies; and

          (f) Seller’s corporate charter, minute and stock record books, corporate seal and tax returns.

     2.3 Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, Buyer agrees to assume and become responsible for all of the Assumed Liabilities at the Closing.

          (a) The Assumed Liabilities shall mean:

              (i) all liabilities, obligations and commitments arising after the Closing Date in the operation of the Business by Buyer; and

              (ii) all obligations of Seller under the Assumed Contracts arising after the Closing Date in the Buyer’s operation of the Business.

          (b) Assumed Liabilities shall not include (by way of example and without limitation):

              (i) any Liabilities of Seller not assumed as part of the Assumed Liabilities under Section 2.3(a) above;

              (ii) the $18,000 termination fee associated with the Real Property Lease;

              (iii) any Debt of Seller not assumed as part of the Assumed Liabilities under Section 2.3(a) above;

              (iv) any Liability of Seller for Taxes;

              (v) any Liability of Seller for income, transfer, sales, use, and other Taxes arising in connection with the consummation of the transactions contemplated hereby (including any income Taxes arising because Seller is transferring the Acquired Assets);

              (vi) any Liability of Seller for the unpaid Taxes of any Person (other than Seller) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise;

              (vii) any obligation of Seller to indemnify any Person by reason of the fact that such Person was a director, manager, officer, employee or agent of Seller or was serving at the request of Seller as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise, and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement or otherwise);

              (viii) any Liability of Seller for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby;

              (ix) any Liability or obligation of Seller under this Agreement (or under any side agreement between Seller on the one hand and Buyer on the other hand entered into on or after the date of this Agreement); or

              (x) any Liability or obligation of Seller arising out of Seller’s Employee Benefit Plans or severance agreements with its employees, except for the severance of the Seller’s Chief Operating Officer as described in the Transitions Services Agreement.

     2.4 Purchase Price. Buyer agrees to pay to Seller the following consideration (the “Purchase Price”):

          (a) on the Closing Date, Buyer will pay to Seller $2.5 million in cash, less the Adjustment Amount, if any, payable by wire transfer or delivery of other immediately available funds;

          (b) on the Closing Date, subject to Section 2.5 hereof, Buyer will issue and deliver to Seller:

              (i) the number of shares of Buyer’s common stock equal to the quotient of (1) $25.0 million divided by (2) the Closing Date Stock Price; provided, however, that the maximum number of shares of common stock issuable by Buyer pursuant to this clause (i) shall be the quotient of (w) $25.0 million divided by (x) 90% of the Signing Date Stock Price, and the minimum number of shares of common stock issuable by Buyer pursuant to this clause (i) shall be the quotient of (y) $25.0 million divided by (z) 110% of the Signing Date Stock Price; and

              (ii) the Additional Shares, if any; and

          (c) upon the first Trigger Event to occur, the Buyer will issue and deliver to Seller that number of shares of Buyer’s common stock equal to the quotient of (1) $7.0 million divided by (2) the average closing sale price of Buyer’s common stock as reported by the Nasdaq National Market for the 10 trading days immediately prior to the date of the first Trigger Event to occur; provided, however, that Buyer shall have no obligation to issue the shares under this Section 2.4(c) if the Trigger Event occurs more than 5 years after the Closing Date; and provided further, that the total number of shares issuable under this Section 2.4(c) shall not exceed the aggregate number of shares of Buyer’s common stock issued pursuant to Section 2.4(b).

     2.5 Escrow.

          (a) On the Closing Date, Buyer shall deposit in escrow with the Escrow Agent (i) 15% of the shares of Buyer’s common stock issued pursuant to Section 2.4(b) (the “Primary Indemnity Shares”) and (ii) 10% of the shares of Buyer’s common stock issued pursuant to Section 2.4(b) that would be allocated to a holder of 618,446 shares of the Seller’s common stock if the Seller were liquidated on the Closing Date (the “Carney Indemnity Shares”), all of which will be held subject to and released in accordance with the Escrow Agreement.

          (b) Not later than the Closing Date, Seller will cause each stockholder who or which beneficially owns 5 percent or more of the outstanding common stock of Seller on a fully diluted basis as of the date of this Agreement (“Lockup Stockholders”) to enter into a Lockup Agreement.

     2.6 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Quarles & Brady LLP, located at One Renaissance Square, Two North Central Avenue, Phoenix, AZ 85004-2391, commencing at 10:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”).

     2.7 Allocation. The Parties agree to allocate the Purchase Price among the Acquired Assets for all purposes (including financial accounting and tax purposes) in accordance with the allocation schedule attached hereto as EXHIBIT G.

     2.8 Tax Treatment. The Parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g), and to cause the transactions contemplated hereby to qualify as a “reorganization” under the provisions of Code Section 368(a)(1)(C). Buyer shall use its reasonable best efforts to act in a manner consistent with the characterization of the transactions contemplated hereby.

ARTICLE THREE: REPRESENTATIONS AND WARRANTIES OF SELLER.

     Seller represents and warrants to Buyer that the statements contained in this Article 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 3), except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Disclosure Schedule”). Except where an exhibit is provided for the disclosure of information required under this Article 3, any disclosures to be made on the Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 3. If a disclosure is not provided under a paragraph so numbered, it shall be presumed that Seller has no such items to disclose in respect of the corresponding section.

     3.1 Organization of Seller. Seller is a corporation validly existing and in good standing under the laws of the jurisdiction of its organization. Seller has no subsidiaries.

     3.2 Authorization of Transaction. Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, to the extent required by law or under the governing documents of Seller, the board of directors of Seller has duly authorized the execution, delivery and performance of this Agreement by Seller. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions.

     3.3 Noncontravention. Except as set forth in Section 3.3 of the Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (with or without notice or the lapse of time) will (i) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, Real Property Lease, license, instrument or other arrangement to which Seller is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets); (ii) accelerate, terminate, modify or cancel any contract or agreement related to the patents and patent rights underlying the Patent License Agreement; or (iii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which Seller is subject or any provision of the charter, bylaws or resolution of the Board of Directors or shareholders of Seller. Except as set forth in Section 3.3 of the Disclosure Schedule, Seller does not need to give any notice to, make any filing with or obtain any authorization, consent or approval of, any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

     3.4 Brokers’ Fees. Except for a finders fee to Dallas Anderson, pursuant to an engagement agreement dated May 15, 2003, Seller has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement. Buyer will not become liable or obligated to pay this or any other fees or commissions to Seller’s broker, finders or agents with respect to the transactions contemplated by this Agreement.

     3.5 Title to Assets. Seller has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet. Without limiting the generality of the foregoing, Seller has good and marketable title to all of the Acquired Assets, free and clear of any Security Interest or restriction on transfer.

     3.6 Financial Statements. Attached hereto as EXHIBIT H are the following financial statements (collectively, the “Financial Statements”): (i) unaudited balance sheets and statements of income, changes in shareholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2001, 2002 and 2003 (the fiscal year ended December 31, 2003 being referred to herein as the “Most Recent Fiscal Year End”), for Seller; and (ii) unaudited balance sheets and statements of income, changes in shareholders’ equity, and cash flow (the “Most Recent Financial Statements”) as of and for the month ended prior to the date of this Agreement (the “Most Recent Fiscal Month End”), for Seller. The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of Seller as of such dates and the results of operations of Seller for such periods, are correct and complete and are consistent with the books and records of Seller (which books and records are correct and complete); provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items.

     3.7 Events Subsequent to Most Recent Fiscal Year End. Since the Most Recent Fiscal Year End, there has not been any Material Adverse Change and no event has occurred or circumstances exist that may result in a Material Adverse Change. Without limiting the generality of the foregoing, since that date:

          (a) Seller has not sold, leased, transferred or assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

          (b) Seller has not entered into any agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) involving more than $25,000;

          (c) no party (including Seller) has accelerated, terminated, modified or cancelled any agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) involving more than $25,000 to which Seller is a party or by which any of them is bound;

          (d) Seller has not imposed any Security Interest upon any of its assets, tangible or intangible;

          (e) Seller has not made any capital expenditure (or series of related capital expenditures) involving more than $25,000;

          (f) Seller has not made any capital investment in, any loan to, or any acquisition of, the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions) involving more than $25,000;

          (g) except for the issuance of $300,000 of short term convertible debt and the related warrants issued pursuant to the promissory note issued to TDTF Partners in the principal amount of $300,000 on January 28, 2004, Seller has not issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $25,000 individually or $50,000 in the aggregate;

          (h) except for the deferral of salary and bonuses set forth on Schedule 3.7(h), Seller has not delayed or postponed the payment of accounts payable and other Liabilities;

          (i) Seller has not cancelled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than $25,000;

          (j) Seller has not transferred, encumbered nor granted any license or sublicense (except to Buyer) of any rights under or with respect to any Intellectual Property;

          (k) Seller has not licensed or entered into joint development agreements regarding any Intellectual Property owned by or licensed to Seller, or incurred any material expense, entered into any material transaction or otherwise taken any action outside the Ordinary Course of Business;

          (l) there has been no change made or authorized in the charter or bylaws of Seller;

          (m) except as set forth on Schedule 3.7(m), and except for the issuance of $300,000 of short term convertible debt and the related warrants issued pursuant to the promissory note issued to TDTF Partners in the principal amount of $300,000 on January 28, 2004, Seller has not issued, sold or otherwise disposed of any of its capital stock, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

          (n) Seller has not declared, set aside or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital stock;

          (o) Seller has not experienced any damage, destruction or loss (whether or not covered by insurance) to any real property;

          (p) except for the deferral of salary and bonus compensation set forth on Section 3.7(h) of the Disclosure Schedule, Seller has not made any loan to, or entered into any other transaction with, any of its directors, officers, managers or employees;

          (q) except for the deferral of salary and bonus compensation set forth on Section 3.7(h) of the Disclosure Schedule, Seller has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

          (r) Seller has not granted any increase in the base compensation of any of its directors, officers, managers or employees;

          (s) except as set forth on Schedule 3.7(s), Seller has not adopted, amended, modified or terminated any bonus, profit sharing, incentive, severance or other plan, contract or commitment for the benefit of any of its directors, officers, managers or employees (or taken any such action with respect to any other Employee Benefit Plan);

          (t) except for the deferral of salary and bonus compensation set forth on Section 3.7(h) of the Disclosure Schedule, Seller has not made any other change in employment terms for any of its directors, managers, officers or employees outside the Ordinary Course of Business;

          (u) Seller has not made or pledged to make any charitable or other capital contribution;

          (v) there has not been any other material occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course of Business involving Seller; and

          (w) Seller has not committed to any of the foregoing.

          3.8 Undisclosed Liabilities. Seller has no Liability (and to Seller’s Knowledge, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any Liability), except for Liabilities set forth in Section 3.8 of the Disclosure Schedule.

     3.9 Legal Compliance.

          (a) Seller and its respective predecessors and Affiliates have complied with all applicable material laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of federal, state, local and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced against any of them alleging any failure so to comply.

          (b) Without limiting the generality of the foregoing Section 3.9(a), Seller is currently in compliance in all material respects with all applicable provisions of HIPAA and all regulations pertinent to HIPAA, including HIPAA regulations and requirements effective through December 31, 2003.

     3.10 Pharmaceutical Regulation. Except as set forth in Section 3.10 of the Disclosure Schedule:

          (a) Seller possesses all required registrations, licenses and other permits from the FDA, United States Drug Enforcement Administration (“DEA”), relevant foreign and state agencies, institutional review boards and any other relevant agencies to conduct its business as presently conducted, including the manufacture, receipt, storage, distribution, importation and exportation of pharmaceutical products;

          (b) Seller is in compliance in all material respects with the Food, Drug and Cosmetic Act, as amended, applicable state, FDA, DEA and equivalent foreign or state agencies’ regulations, including, but not limited to, requirements for the receipt, security, inventory, and distribution of pharmaceutical products, and record-keeping and reporting requirements;

          (c) Seller has made available to Buyer for inspection and copying all regulatory agency forms, reports or correspondence received by Seller describing inspectional observations by FDA, DEA or equivalent foreign or state regulatory agencies and all responses by or on behalf of Seller to such forms, reports or correspondence;

          (d) Seller has provided to Buyer all warning letters, notices of violation, notices of hearing or adverse findings received by Seller identifying potential violations of, or deviations from, FDA, DEA or equivalent foreign or state agency regulatory requirements and all responses by or on behalf of Seller to such letters, notices or findings;

          (e) Seller performs informal internal regulatory compliance audits, has provided or made available to Buyer any available written information regarding these internal audits and has implemented any corrective actions recommended by such reports;

          (f) Seller has made available to Buyer for inspection and copying any available written information regarding any regulatory audits by any outside auditor; and

          (g) Seller has not received any warning letter regarding potential adverse findings involving Chrysalin from the FDA or the equivalent state regulatory agency nor, to Seller’s Knowledge, is there any reasonable Basis for the Seller to receive a warning letter or other regulatory letter, other adverse regulatory communication or become named in an action, or civil or criminal investigation or action.

     3.11 Ethical Practices. Neither Seller nor any representative thereof has offered or given, and to Seller’s Knowledge, no Person has been offered or given on their behalf, anything of value to: (i) any official of a governmental entity, any political party or official thereof, or any candidate for political office; (ii) any customer or member of a governmental entity; or (iii) any other Person, in any such case where such payment would violate any applicable law or ethical guideline or would constitute a bribe, kickback or illegal or improper payment to assist Seller in obtaining or retaining business for, or with, or directing business to, any Person.

     3.12 Tax Matters.

          (a) Seller has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes owed by Seller (whether or not shown on any Tax Return) have been paid or an adequate reserve has been established therefor set forth on the Most Recent Balance Sheet. Seller currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets (whether Acquired Assets or Excluded Assets) of Seller that arose in connection with any failure (or alleged failure) to pay any Tax.

          (b) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

          (c) To the Knowledge of Seller, no authority is expected to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of Seller either (A) claimed or raised by any authority in writing or (B) to Seller’s Knowledge, based upon personal contact with any agent of such authority. Section 3.12(c) of the Disclosure Schedule lists all federal, state, local and foreign income Tax Returns filed with respect to Seller for taxable periods ended on or after December 31, 2001, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Seller has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by Seller since December 31, 2001.

          (d) Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

          (e) The unpaid Taxes of Seller (A) did not, as of the Most Recent Fiscal Month End, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller in filing its Tax Returns.

          (f) None of the Assumed Liabilities is an obligation to make a payment that will not be deductible under Code Section 280G. Seller has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Seller is not a party to any Tax allocation or sharing agreement. Seller (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller) and (B) does not have any Liability for the Taxes of any Person (other than Seller) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

          (g) Section 3.12(g) of the Disclosure Schedule sets forth the following information with respect to Seller as of the most recent practicable date: (A) the basis of Seller in its assets; and (B) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax or excess charitable contribution allocable to Seller.

          (h) Seller has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

     3.13 Real Property.

          (a) The Seller has no Owned Real Property and has never had any Owned Real Property.

          (b) All Leased Real Property is leased to Seller pursuant to the Real Property Lease, which is described on Section 3.13(b) of the Disclosure Schedule. Seller is not in default under the Real Property Lease or any agreement relating to the Leased Real Property nor, to the Seller’s Knowledge, is any other party thereto in default thereunder. All options in favor of Seller to purchase any of the Leased Real Property, if any, are in full force and effect. No material capital expenditures are required for the maintenance and/or repair of the Leased Real Property.

     3.14 Intellectual Property.

          (a) Seller owns or has the right to use pursuant to license, sublicense, agreement or permission all Intellectual Property necessary for the operation of the Business as presently conducted. Each item of Intellectual Property (including, specifically, the Patent License Agreement between the University of Texas and Seller) owned or used by Seller immediately prior to the Closing will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing. To Seller’s Knowledge, Seller has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

          (b) The Patent License Agreement has been executed and delivered by the relevant parties, is binding on such parties and will be effective at Closing.

          (c) To Seller’s Knowledge, Seller has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties, and the Seller has never received any charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Seller must license or refrain from using any Intellectual Property rights of any third party) by Seller. To the Seller’s Knowledge, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of Seller.

          (d) Section 3.14(d) of the Disclosure Schedule identifies each patent or registration which has been issued to Seller with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which Seller has made with respect to any of its Intellectual Property, and identifies each license, agreement or other permission which Seller has granted to any third party with respect to any of its Intellectual Property [(together with any exceptions)]. Seller has delivered to Buyer correct and complete copies of all such patents, registrations, applications, licenses, agreements and permissions (as amended to date). Section 3.14(d) of the Disclosure Schedule also identifies each trade name or unregistered trademark used by Seller in connection with the Business. With respect to each item of Intellectual Property required to be identified in Section 3.14(d) of the Disclosure Schedule:

              (i) Seller possesses all right, title, and interest in and to the item, free and clear of any Security Interest, license, or other restriction;

              (ii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

              (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Seller’s Knowledge, is threatened which challenges the legality, validity, enforceability, use or ownership of the item; and

              (iv) Seller has never agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

          (e) Section 3.14(e) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that Seller uses pursuant to license, sublicense, agreement or permission. Seller has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Section 3.14(e) of the Disclosure Schedule:

              (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect;

              (ii) the license, sublicense, agreement or permission will continue to be legal, valid, binding, enforceable and in full force and effect (as assigned to the Buyer, including upon effectiveness of the Patent License Agreement between Seller and the University of Texas) on identical terms following the consummation of the transactions contemplated by this Agreement;

              (iii) no party to the license, sublicense, agreement or permission is in breach or default thereof, and no event has occurred which, with notice or lapse of time or both, would constitute a breach or default or permit termination, modification or acceleration thereunder;

              (iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof;

              (v) with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;

              (vi) the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

              (vii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Seller’s Knowledge, is threatened which challenges the legality, validity or enforceability of the underlying item of Intellectual Property; and

              (viii) Seller has not granted any sublicense or similar right with respect to the license, sublicense, agreement or permission, which is currently in effect, other than the sublicense to Buyer.

          (f) to the Seller’s Knowledge, Seller has not interfered with, infringed upon, misappropriated or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Business as presently conducted.

     3.15 Tangible Assets. Except for the equipment and Dr. Carney’s lab space at Basic Sciences Building, Fifth Floor, University of Texas Medical Branch, 301 University Boulevard, Galveston, Texas 77555, all of which are set forth on Section 3.15 of the Disclosure Schedule, Seller owns or leases all buildings, machinery, equipment and other tangible assets necessary for the conduct of the Business as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from defects (patent and, to Seller’s Knowledge, latent), has been maintained in accordance with manufacturer’s suggested practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used.

     3.16 Inventory. Except as set forth in Section 3.16 of the Disclosure Schedule, Seller has no material Inventory.

     3.17 Contracts. Section 3.17 of the Disclosure Schedule lists the following contracts and other agreements to which Seller is a party:

          (a) any agreement (or group of related agreements) for the lease of personal or real property to or from any Person providing for lease payments in excess of $25,000 per annum;

          (b) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, result in a material loss to Seller, or involve consideration in excess of $25,000;

          (c) any agreement concerning a partnership or joint venture;

          (d) any agreement (or group of related agreements) under which Seller has created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $25,000 or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

          (e) any agreement concerning noncompetition and any agreement which will, or by its terms purports to, subject Buyer to any non-disclosure or confidentiality obligations upon the consummation of the transactions contemplated in this Agreement;

          (f) any agreement involving any of Seller’s shareholders and their Affiliates (other than Seller);

          (g) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or other plan or arrangement for the benefit of its current or former directors, officers or employees;

          (h) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation or providing severance benefits;

          (i) any agreement under which Seller has advanced or loaned any amount to any of its directors, officers, or employees;

          (j) any agreement under which the consequences of a default or termination could have a material adverse effect on the Business, financial condition, operations, results of operations or future prospects of Seller; and

          (k) any other agreement (or group of related agreements) the performance of which involves total annual consideration in excess of $25,000.

     Seller has made available to Buyer for inspection and copying a correct and complete copy of each written agreement listed in Section 3.17 of the Disclosure Schedule (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 3.17 of the Disclosure Schedule. With respect to each such agreement: (i) the agreement is legal, valid, binding, enforceable and in full force and effect, except as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting the enforcement of creditors’ rights generally, and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding may be brought; (ii) the agreement will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) neither Seller nor, to Seller’s Knowledge, any other party is in breach or default, and no event has occurred which, with notice or lapse of time or both, would constitute a breach or default, or permit termination, modification or acceleration, under the agreement; and (iv) neither Seller nor, to Seller’s Knowledge any other party has repudiated any provision of the agreement.

     3.18 Powers of Attorney. Except as provided in Section 3.18 of the Disclosure Schedule, there are no outstanding powers of attorney executed on behalf of Seller.

     3.19 Insurance. Section 3.19 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) to which Seller is a party, a named insured, or otherwise the beneficiary of coverage:

          (a) the name, address and telephone number of the agent;

          (b) the name of the insurer, the name of the policyholder and the name of each covered insured;

          (c) the policy number and the period of coverage;

          (d) the scope (including an indication of whether the coverage was on a claims made, occurrence or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

          (e) a description of any retroactive premium adjustments or other loss-sharing arrangements.

     With respect to each insurance policy to which Seller is currently a party, a named insured, or otherwise the beneficiary of coverage:

              (i) the policy is legal, valid, binding, enforceable and in full force and effect;

              (ii) neither Seller nor, to Seller’s Knowledge, any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination, modification or acceleration under the policy;

              (iii) neither Seller nor, to Seller’s Knowledge, any other party to the policy has repudiated any provision thereof; and

              (iv) Seller is covered by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 3.19 of the Disclosure Schedule describes any self-insurance arrangements affecting Seller.

     3.20 Litigation. Seller (i) has not been subject to any outstanding injunction, judgment, order, decree, ruling or charge, or (ii) has not been a party or, to the Seller’s Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator. To Seller’s Knowledge, there is no reason to believe that any such action, suit, proceeding, hearing or investigation may be brought or threatened against Seller.

     3.21 Product Claims. Each product manufactured and used by Seller has been in conformity in all material respects with all applicable contractual commitments, FDA and applicable institutional review board and all express and implied warranties. Seller has no Liability (and, to Seller’s Knowledge, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Seller giving rise to any Liability) in connection therewith. No product manufactured or used by Seller is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of use and distribution in Seller’s clinical trial. Section 3.21 of the Disclosure Schedule includes copies of the standard terms and conditions of use or distribution of the Seller’s products in clinical trials by Seller (containing applicable disclaimer, warranty and indemnity provisions). Notwithstanding any provisions in this Section 3.21 to the contrary, Seller makes no representation or warranty for any product claims or modifications to products or formulations based on research or clinical trials conducted by Buyer or any third party not under direct contract with Seller.

     3.22 Product Liability. Seller has no Liability (and, to Seller’s Knowledge, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Seller giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, used or delivered by Seller. Notwithstanding any provisions in this Section 3.22 to the contrary, Seller makes no representation or warranty for any product claims or modifications to products or formulations based on research or clinical trials conducted by Buyer or any third party not under direct contract with Seller.

     3.23 Employees. Except as provided in Section 3.23 of the Disclosure Schedule, to Seller’s Knowledge, no executive, key employee or group of employees has any plans to terminate employment with Seller. Seller is not a party to nor is it bound by any collective bargaining agreement and no organizational effort is presently being made or threatened.

     3.24 Employee Benefits.

          (a) Section 3.24 of the Disclosure Schedule lists each Employee Benefit Plan that Seller maintains, to which Seller contributes or has any obligation to contribute, or with respect to which Seller has any material Liability or potential Liability, and:

              (i) each such Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) and which provides for eligible rollover distributions described in Code Section 402(f)(2)(A) (and each related trust, insurance contract or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code and other applicable laws; and

              (ii) each such Employee Benefit Plan which is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a determination from the IRS that such Employee Benefit Plan is so qualified, and nothing has occurred since the date of such determination that could adversely affect the qualified status of any such Employee Benefit Plan.

          (b) During the six-year period ending on the Closing Date, with respect to each Employee Benefit Plan that Seller and any ERISA Affiliate maintains, to which any of them contributes, has contributed or has any obligation to contribute, or with respect to which any of them has any material Liability or potential Liability:

              (i) Seller and any ERISA Affiliate do not contribute to, nor have any obligation to contribute to, nor have any Liability (including withdrawal liability as defined in ERISA Section 4201) under or with respect to, any Multiemployer Plan.

              (ii) Seller and any ERISA Affiliate do not contribute to, nor have any obligation to contribute to, nor have any Liability under or with respect to any Employee Benefit Plan that is subject to Title IV of ERISA or subject to the minimum funding standards of ERISA Section 302 or Code Section 412.

     3.25 Guaranties. Seller is not a guarantor or otherwise liable for any Liability or obligation (including indebtedness) of any other Person.

     3.26 Environmental, Health, and Safety Matters.

          (a) Seller, and its Affiliates have complied and are in compliance in all material respects with all Environmental, Health, and Safety Requirements.

          (b) Neither Seller, nor its Affiliates have received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any Liabilities or potential Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations relating to any of them or Seller’s facilities arising under Environmental, Health, and Safety Requirements.

          (c) Neither Seller, nor its Affiliates have expressly or by operation of law, assumed or undertaken any Liability, including without limitation any obligation for corrective or remedial action, of any other Person relating to Environmental, Health, and Safety Requirements.

     3.27 Certain Business Relationships With Seller. Except as otherwise disclosed in Section 3.27 of the Disclosure Schedule, none of Seller’s shareholders or their Affiliates has been involved in any business arrangement or relationship with Seller within the past twelve (12) months (except as an employee of Seller), and none of Seller’s shareholders or their Affiliates owns any asset, tangible or intangible, which is used in Seller’s Business.

     3.28 Disclosure. The representations and warranties contained in this Article 3 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article 3 not misleading.

     3.29 Form S-4 Seller Information. In connection with Buyer’s filing with the Securities and Exchange Commission of a registration statement on Form S-4 (together with any amendments thereof or supplements thereto, the “S-4”) for the registration under the Securities Act of the common stock of Buyer issued or to be issued as part of the Purchase Price pursuant to this Agreement, the Seller will be required to provide certain information. The information provided by Seller for use in the S-4 shall not, at the time the S-4 is declared effective by the Securities and Exchange Commission, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

ARTICLE FOUR: REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller that the statements contained in this Article 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article 4).

     4.1 Organization of Buyer. Buyer is a corporation, validly existing and in good standing under the laws of the jurisdiction of its organization.

     4.2 Authorization of Transaction. Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, to the extent required by law or under the governing documents of Buyer, the board of directors of Buyer has duly authorized the execution, delivery and performance of this Agreement by Buyer and no further action is required to be taken by the shareholders of Buyer to authorize the execution, delivery or performance of this Agreement. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions.

     4.3 Capitalization.

          (a) The authorized capital stock of Buyer consists of 50,000,000 shares of Buyer’s common stock, par value $0.0005 per share, and 2,000,000 shares of preferred stock, par value of $0.0005 per share. As of the date hereof, there are outstanding 34,525,069 shares of Buyer’s common stock and no other shares of capital stock of any other class.

          (b) At the Closing, the shares of Buyer’s common stock issued pursuant to Section 2.4(b) hereof, and, if and when subsequently issued, the shares of Buyer’s common stock issued pursuant to Section 2.4(c) hereof, will be duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive rights.

     4.4 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which Buyer is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement (except license agreements for Chrysalin with Seller) to which Buyer is a party or by which it is bound or to which any of its assets is subject. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of, any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

     4.5 Brokers’ Fees. Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement, including any for which Seller could become liable or obligated.

     4.6 Securities Filings.

          (a) Buyer has filed all reports and schedules required to be filed with the SEC during the 12 months immediately preceding the date of this Agreement pursuant to the Securities Exchange Act of 1934, as amended, and the regulations thereunder. As of their respective dates, none of the SEC Reports (including all schedules thereto and disclosure documents incorporated by reference therein), contained any untrue statement of a material fact or omitted a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the SEC Reports at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied in all material respects with the Securities Exchange Act or the Securities Act, as applicable.

          (b) The condensed consolidated financial statements (including, in each case, any related notes thereto) contained in the SEC Reports (i) complied in all material respects with applicable accounting requirements and the published regulations with respect thereto, (ii) were prepared in accordance with GAAP (except in the case of interim balance sheets, as permitted by Regulation S-X promulgated by the SEC) applied on a consistent basis throughout the periods involved (except as may be expressly described in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Buyer at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated.

     4.7 Absence of Certain Changes or Events. Except to the extent disclosed in the SEC Reports, since December 31, 2003, there has not occurred a Material Adverse Change in respect of Buyer.

     4.8 Absence of Litigation. Except as set forth in the SEC Reports, there is no litigation pending, or to the actual knowledge of Buyer’s Chief Executive Officer, after reasonable investigation, threatened against Buyer, that constitutes a Material Adverse Change with respect to Buyer. Buyer is not subject to any outstanding claim or order other than as set forth in the SEC Reports, which, individually or in the aggregate constitutes a Material Adverse Change in respect of Buyer. Buyer has made available to Seller all written correspondence from the Securities and Exchange Commission received during the six months immediately preceding the date of this Agreement regarding any investigation of violations or alleged violations by Buyer of the federal securities laws or correspondence from Nasdaq relating to the listing status of Buyer’s common stock or noncompliance with any Nasdaq listing standards.

     4.9 Pharmaceutical Regulation. Except as set forth in Section 4.9 of the Buyer’s Disclosure Schedule:

          (a) Buyer possesses all required registrations, licenses and other permits from the FDA, DEA, relevant foreign and state agencies, institutional review boards and any other relevant agencies to conduct its business as presently conducted, including the manufacture, receipt, storage, distribution, importation and exportation of pharmaceutical products;

          (b) Buyer is in compliance with the Food, Drug and Cosmetic Act, as amended, applicable state, FDA, DEA and equivalent foreign or state agencies’ regulations, including, but not limited to, requirements for the receipt, security, inventory, and distribution of pharmaceutical products, and record-keeping and reporting requirements except to the extent that such noncompliance would not create a Material Adverse Effect;

          (c) Buyer has provided or made available to Seller all regulatory agency forms, reports or correspondence received by Buyer related to its business as currently conducted and describing inspectional observations by FDA, DEA or equivalent foreign or state regulatory agencies and all responses by or on behalf of Buyer to such forms, reports or correspondence;

          (d) Buyer has had no warning letters, other regulatory letters, notices of violation, notices of hearing or adverse findings received by Buyer related to its business as currently conducted and identifying potential violations of, or deviations from, FDA, DEA or equivalent foreign or state agency regulatory requirements and all responses by or on behalf of Buyer to such letters, notices or findings; and

          (e) Buyer has provided or made available to Seller any available written information regarding any regulatory audits by any outside auditor.

     4.10 Tax Matters.

          (a) It is the present intention of Buyer to continue at least one significant historic business line of the Seller, or to use at least a significant portion of the Seller’s historic business assets in a business, in each case within the meaning of Section 1.368-1(d) of the Treasury Regulations.

          (b) Neither Buyer nor any related person under Section 1.368-1(e)(3) of the Treasury Regulations has a present plan or intention, or during the twelve months following the

     Closing Date will knowingly reacquire shares of Buyer’s common stock from Seller or Seller’s stockholders, except in open market transactions through a broker.

          (c) Buyer has no present plan or intention to sell or otherwise dispose of the Acquired Assets, except for (i) dispositions made in the ordinary course of business, (ii) transfers described in Section 368(a)(2)(C) of the Code, (iii) transfers to any entity disregarded as an entity separate from Buyer for federal income tax purposes under Section 301.7701-2(c)(2) of the Treasury Regulations or (iv) transfers resulting from a merger or consolidation.

ARTICLE FIVE: PRE-CLOSING COVENANTS

     The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

     5.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article 6 below).

     5.2 Notices and Consents. Seller will give any notices to third parties, and Seller will use its best efforts to fulfill all the closing conditions in Section 6.2 below. Buyer will give any notices to third parties, and Buyer will use its best efforts to fulfill all the closing conditions in Section 6.3 below. Each of the Parties will give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents and approvals of governments and governmental agencies in connection with the matters referred to in Section 3.3 and Section 4.4 above.

     5.3 Operation of Business. Seller will not engage in any practice, take any action or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, Seller will not engage in any practice, take any action or enter into any transaction of the sort described in Section 3.7 above. Except as related with the exercise of options outstanding, warrants outstanding and the conversion of debt and preferred stock already outstanding, Seller will not authorize nor issue any additional shares of capital stock, nor rights for capital stock.

     5.4 Preservation of Business. Seller will keep the Business and the properties related thereto substantially intact, including its present operations, physical facilities, working conditions and relationships with lessors, licensors, suppliers, customers, and employees.

     5.5 Full Access. Seller will permit representatives of Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Seller, to all premises, properties, personnel, books, records (including Tax records), contracts and documents of or pertaining to Seller.

     5.6 Exclusivity.

          (a) Subject to Section 5.6(c), Seller shall immediately cease and desist and discontinue and cause to be terminated any and all existing activities with respect to any of the following and shall not, directly or indirectly (through any officer, director, former director, affiliate, employee, attorney, accountant, financial advisor, subsidiary, independent representative or independent agent or any other advisor or representative of Seller), solicit, initiate, encourage or take any action to facilitate (including by way of furnishing information or engaging in discussions or negotiations) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to or relate to an acquisition proposal by another party.

          (b) Seller shall notify Buyer promptly of any unsolicited inquiries or proposals received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, Seller or any of Seller’s representatives indicating, in connection with such notice, the name of such person, and the material terms and conditions of any inquiries, proposals or offers (a “Proposal”). Seller’s notice of a Proposal will be in writing and delivered to Buyer in accordance with Section 9.14 of this Agreement (a “Proposal Notice”).

          (c) For a period of not less than four business days after Seller’s receipt of each Proposal Notice, Seller shall, if requested by Buyer, negotiate in good faith with Buyer to amend this Agreement so that the subject Proposal would not, if consummated, result in a transaction that is more favorable to the Seller, from a financial point of view, than the transactions contemplated by this Agreement (a “Former Proposal”). Upon such amendment of this Agreement, the terms and conditions of this Section 5.6 shall again apply to any inquiry or proposal made by any Person who withdraws a Proposal or who made a Former Proposal (after withdrawal or after such time as their proposal is a Former Proposal).

          (d) In response to the receipt of a Proposal that has not been withdrawn after Seller’s compliance with Sections 5.6(b) and 5.6(c), the board of directors of Seller may terminate this Agreement if the board of directors of Seller has concluded in good faith, following consultation with its outside legal counsel, that, in light of such Proposal, such action is necessary in order to comply with its fiduciary obligations under applicable law and Seller pays the termination fee set forth in Section 8.2.

     5.7 Filing of Registration Statement. Buyer shall use reasonable best efforts to (i) prepare and file promptly (and in no event later than 30 days following the date of this Agreement) with the SEC a registration statement on Form S-4 or other available form, to register the shares of Buyer’s common stock to be issued hereunder, and (ii) cause such registration statement to be declared effective by the SEC. Seller shall furnish to Buyer such information concerning itself and its Affiliates as Buyer may reasonably request in connection with the preparation of the registration statement. The registration statement will comply in all material respects with applicable federal securities laws, except that no representation is made by Buyer with respect to information supplied by Seller for inclusion therein.

     5.8 Shareholder Approval. Seller shall promptly take all steps necessary to either: (i) cause a special meeting of its shareholders (the “Special Meeting”) to be duly called, noticed, convened and held as soon as practicable for the purposes of voting to approve this Agreement, the transactions contemplated hereby and all matters related thereto; or (ii) obtain sufficient written consent of its shareholders to approve and adopt this Agreement, the transactions contemplated hereby and all matters related thereto (the “Consent Action”); provided that, Buyer acknowledges that Seller must wait until the registration statement described in Section 5.7 above is declared effective by the SEC before it may seek approval of its stockholders. In connection with the Special Meeting or the Consent Action, the board of directors of Seller shall unanimously recommend to the shareholders that the shareholders vote in favor of the approval of this Agreement, the transactions contemplated hereby and all matters related thereto, and the members of the board of directors shall use their best efforts to secure the required approval of the shareholders, including voting any of their shares in favor of such approval.

ARTICLE SIX: CONDITIONS TO OBLIGATION TO CLOSE

     6.1 General Conditions. The obligations of the Parties to effect the Closing will be subject to the following conditions, unless waived in writing by both Parties:

          (a) no law or order will have been enacted, entered, issued, promulgated or enforced by any governmental entity at what would otherwise be the Closing Date that prohibits or materially restricts consummation of the transactions contemplated by this Agreement;

          (b) Seller’s shareholders shall have approved the sale of the Acquired Assets as contemplated by this Agreement;

          (c) the Buyer and Seller shall have entered into the Transition Services Agreement; and

          (d) the Buyer, Seller, Escrow Agent and Representative will have entered into the Escrow Agreement.

     6.2 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (a) the representations and warranties set forth in Section 3 above shall be true and correct in all respects as to representations and warranties that are required in Section 3 to be materially true and shall be materially true and correct as to all other representations and warranties at and as of the Closing;

          (b) there shall not have occurred a Material Adverse Change with respect to the Seller;

          (c) Seller shall have performed and complied with all of its covenants hereunder in all respects through the Closing;

          (d) Seller shall have procured all of the third party consents specified in Section 5.2 above;

          (e) no action, suit or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated by this

Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) affect adversely the right of Buyer to own the Acquired Assets or to operate the former business of Seller (and no such injunction, judgment, order, decree, ruling or charge shall be in effect);

          (f) Seller shall have delivered to Buyer a certificate to the effect that each of the conditions specified in this Section 6.2 has been satisfied in all respects;

          (g) Buyer shall have received from counsel to Seller an opinion in substantially the form set forth in EXHIBIT I attached hereto, addressed to Buyer;

          (h) Buyer shall have received from Bracewell and Patterson, L.L.P. an opinion related to the Patent License Agreement in substantially the form set forth in EXHIBIT J attached hereto, addressed to Buyer, and dated as of the Closing Date;

          (i) Darrell Carney, Ph.D. shall have entered into a consulting contract with Buyer substantially in the form of EXHIBIT K;

          (j) Seller shall have used its best efforts to cause Andrea Norfleet, Ph.D., Roger Crowther, Ph.D. and David Hobson, Ph.D. to enter into employment contracts and related intellectual property assignment agreements with Buyer substantially in the form of EXHIBIT L with job titles as reasonably specified by the Buyer and at substantially same compensation levels as they currently earn from Seller;

          (k) the Seller will have effectively assigned the Patent License Agreement to Buyer by an assignment recordable with the U.S. Patent and Trademark Office and such Patent License Agreement shall be in full force and effect and neither Seller nor the University of Texas Board of Regents shall be in breach thereof, nor shall any event have occurred or conditions exist which, with the giving of notice or the passage of time, would constitute a breach thereof;

          (l) Seller shall have obtained (i) a termination of its arrangement to pay royalties to PL Associates (the consulting firm of Pam Lewis) relating to a certain gel formulation of Chrysalin, (ii) a release from Dr. Carney relating to rights (legal and equitable) to any Intellectual Property and for his portion of the milestone payments related to such Intellectual Property contained within the Acquired Assets, and (iii) a termination of Dr. Carney’s arrangement to pay royalties to Dr. Shyam Ramakrishnan pursuant to his arrangement described in (ii) above; provided that the contracts described in (i) and (iii) above shall be terminated and replaced by (i) a contract with the Buyer that provides for a milestone payment of up to $50,000 upon the issuance of a patent to the Buyer for formulation developed by PL Associates and a milestone payment of up to $150,000 upon the approval by the U.S. Food and Drug Administration of Buyer’s product that includes a patentable formulation created by PL Associates; and (ii) a contract with Buyer that provides for a milestone payment of $100,000 upon an acceptance of an IND by the U.S. Food and Drug Administration for a human clinical trial for NTP formulations;

          (m) Seller shall have recorded with the U.S. Patent and Trademark Office (i) assignments of those patent rights set forth in the Patent License Agreement from the inventors to the University of Texas and Monsanto Company for which assignments were made, but not recorded, and (ii) the assignment of the Monsanto Company assignment of the TP508 related patents to the University of Texas;

          (n) Seller and Buyer will terminate the December 31, 1997 Licensing Agreement, as amended, and Seller shall release Buyer of all claims arising thereunder;

          (o) at Closing, Seller shall assign (in a form recordable with the U.S. Patent and Trademark Office) to Buyer all patents and trademarks it owns comprising the Acquired Assets:

          (p) each of the Lockup Stockholders shall have entered into a Lockup Agreement;

          (q) Seller shall have obtained and delivered to Buyer a written consent of the landlord for the assignment of the Real Property Lease, in form and substance satisfactory to Buyer;

          (r) no damage or destruction or other change has occurred with respect to any real property of Seller or any portion thereof that, individually or in the aggregate, would have a material adverse effect on the use or occupancy of the real property of Seller or the operation of Seller’s Business as currently conducted;

          (s) Seller shall have purchased tail insurance coverage in an amount not less than $2.0 million to cover claims arising out of clinical trials conducted by Seller;

          (t) the issuance of the Buyer’s common stock included as part of the Purchase Price shall be registered pursuant to the S-4, or otherwise registered under the Securities Act of 1933, and all applicable state securities laws, unless exempt therefrom; and

          (u) all actions to be taken by Seller in connection with consummation of the transactions contemplated hereby and, when executed and delivered by Seller at the Closing, all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer.

Buyer may waive any condition specified in this Section 6.2 if it executes a writing so stating at or prior to the Closing.

     6.3 Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (a) the representations and warranties of Buyer set forth in Article 4 above shall be true and correct in all respects as to representations and warranties that are required in Article 4 to be materially true and shall be materially true and correct as to all other representations and warranties at and as of the Closing;

          (b) there shall not have occurred a Material Adverse Change with respect to Buyer;

          (c) Buyer shall have performed and complied with all of its covenants hereunder in all respects through the Closing;

          (d) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect);

          (e) Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified in this Section 6.3 has been satisfied in all respects;

          (f) Buyer’s registration statement on Form S-4 registering the sale of the Buyer’s common stock issued as part of the Purchase Price shall have been declared effective by the Securities and Exchange Commission.

          (g) Seller shall have received from counsel to Buyer an opinion in substantially the form set forth in EXHIBIT M attached hereto, addressed to Seller, and dated as of the Closing Date; and

          (h) all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and, when executed and delivered by Buyer at the Closing, all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby, will be reasonably satisfactory in form and substance to Seller.

Seller may waive any condition specified in this Section 6.3 if it executes a writing so stating at or prior to the Closing.

ARTICLE SEVEN: INDEMNIFICATION

     7.1 Indemnity by Seller. To induce Buyer and Seller to enter into this Agreement and to consummate the transactions contemplated thereby, Seller agrees that, subject to the limitations set forth in Section 7.3, from and after the Closing Date Seller shall indemnify and hold Buyer harmless from and against, and agree to promptly defend Buyer from and reimburse Buyer for, any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind (including, without limitation, reasonable attorneys’ fees and other reasonable legal costs and expenses, including without limitation, those incurred in connection with any suit, action or other proceeding) (“Losses”) which Buyer may at any time, subject to the terms of Section 7.3 hereof, suffer or incur, or become subject to, as a result of or in connection with:

          (a) any inaccuracy in or breach of any representation and warranty made by Seller in this Agreement or in any closing document delivered to Buyer in connection with this Agreement;

          (b) any breach by Seller of, or failure by Seller to comply with, any of its covenants or obligations under this Agreement (including, without limitation, its obligations under this Article 7);

          (c) the failure to discharge when due any Liability or obligation of Seller other than the Assumed Liabilities, or any claim against Buyer with respect to any such Liability or obligation or alleged Liability or obligation;

          (d) any claims by parties other than Buyer to the extent caused by acts or omissions of Seller on or prior to the Closing Date, including, without limitation, claims for Losses which arise or arose out of Seller’s operation of the Business or by virtue of Seller’s ownership of the Acquired Assets on or prior to the Closing Date;

          (e) any claims by third parties as to title for the Intellectual Property assigned to the Buyer as part of the Acquired Assets and any claims for royalty payments thereto (except to the University of Texas pursuant to the Patent License Agreement);

          (f) any claims arising out of any Employee Pension Benefit Plan or any Employee Welfare Benefit Plan which Seller or an ERISA Affiliate has at any time maintained or administered or to which Seller or any ERISA Affiliate has at any time contributed; or

          (g) any benefit accrued pursuant to any Employee Welfare Benefit Plan or Employee Benefit Plan at or prior to the Closing Date other than benefits payable under insurance policies constituting Acquired Assets.

     7.2 Indemnity by Buyer. From and after the Closing Date, Buyer shall indemnify and hold Seller harmless from and against, and agrees to promptly defend Seller from and reimburse it for, any and all Losses Seller may at any time suffer or incur, or become subject to, as a result of or in connection with:

          (a) any inaccuracy in or breach of any representation and warranty made by Buyer in this Agreement or in any closing document delivered to Seller in connection with this Agreement;

          (b) any breach by Buyer of, or failure by Buyer to comply with, any of its covenants or obligations under this Agreement (including, without limitation, its obligations under this Article 7);

          (c) Buyer’s failure to pay, discharge and perform any of the Assumed Liabilities; or

          (d) any claims by parties other than Seller to the extent caused by the acts or omissions of Buyer after the Closing Date and not constituting a Liability excluded from the Assumed Liabilities, including, without limitation, claims for Losses which arise out of Buyer’s operation of the Business after the Closing Date.

     7.3 Provisions Regarding Indemnities.

          (a) Insurance Recoveries. The amounts for which an indemnifying party shall be liable under Sections 7.1 and 7.2 of this Agreement shall be net of any insurance proceeds actually received by the indemnified party in connection with the facts giving rise to the right of indemnification.

          (b) Termination of Rights to Indemnity. The right of the parties to receive indemnity as provided in Section 7.1 or 7.2 shall expire on the date that is 18 months after the Closing Date, except as to any claim for indemnity that has been described in a notice delivered to the other party pursuant to Section 7.4(a) or Section 7.4(c) of this Agreement prior to such time.

          (c) Rights on Termination. The termination under Section 7.3(b) of the rights of an indemnified party to receive indemnity shall not affect that person’s right to prosecute to conclusion any claim made by that person in accordance with this Agreement prior to the time that the relevant right of indemnity terminates.

          (d) Limitations on Liability of Seller. The liability of Seller under Section 7.1 of this Agreement shall be without deduction or limitation, except that such liability shall:

              (i) be recoverable only if and to the extent that the cumulative Losses suffered by Buyer exceed one hundred thousand dollars ($100,000);

              (ii) be limited in the aggregate to the shares held pursuant to the Escrow Agreement, first, from the Primary Indemnity Shares until all such shares are applied and, second, from the Carney Indemnity Shares; and

              (iii) be limited such that Buyer shall not be entitled to more than one recovery for any single Loss even though such Loss may have resulted from the breach or inaccuracy of more than one of the representations and warranties made by Seller in or pursuant to this Agreement.

          (e) Limitations on Liability of Buyer. The liability of Buyer under Section 7.2 of this Agreement shall be without deduction or limitation, except that such liability shall:

              (i) be recoverable only if and to the extent that the cumulative Losses suffered by Seller exceed one hundred thousand dollars ($100,000);

              (ii) be limited in the aggregate to an amount equal to the value, as of the Closing Date, of the shares deposited in escrow pursuant to Section 2.5, determined on the basis of the Closing Date Stock Price;

              (iii) be limited such that Seller shall not be entitled to more than one recovery for any single Loss even though such Loss may have resulted from the breach or inaccuracy of more than one of the representations and warranties made by Buyer in or pursuant to this Agreement.

          (f) Valuation of Shares Held in Escrow to Pay Indemnity by Seller. For purposes of satisfying indemnification obligations under Section 7.1, each share of common stock of the Buyer held pursuant to the Escrow Agreement shall be valued at the Closing Date Stock Price.

     7.4 Indemnification Procedure.

          (a) Notice. If an indemnified party shall claim to have suffered a Loss for which indemnification is available under Section 7.1 or 7.2, as the case may be, the indemnified party shall notify the indemnifying party in writing of such claim, which notice shall describe the nature of such claim, the facts and circumstances that give rise to such claim and the amount of such claim if reasonably ascertainable at the time such claim is made. In the case of a claim by Buyer, a copy of such written notice shall also be provided by Buyer to the Escrow Agent if the Escrow Agreement is still in effect. In the event that within 45 days after the receipt by the indemnifying party of such a written notice from the indemnified party, the indemnified party shall not have received from the indemnifying party a written objection to such claim, such claim shall be conclusively presumed and considered to have been assented to and approved by the indemnifying party following receipt by the indemnifying party (and, in the case of a claim by Buyer, the escrow agent) of a written notice from the indemnified party to such effect.

          (b) Resolution. If within the 45 day period described in paragraph (a) above the indemnified party (and, in the case of claim by Buyer, the escrow agent) shall have received from the indemnifying party a notice setting forth the indemnifying party’s objections to such claim and the indemnifying party’s reasons for such objection, then the parties shall follow the procedures set forth in Section 7.5 below with respect to the resolution of such matter.

          (c) Third-Party Claims.

              (i) Any indemnified party seeking indemnification pursuant to this Article 7 in respect of any third-party claim shall give the indemnifying party from whom indemnification with respect to such claim is sought (A) prompt (but in any event no later than 45 days after such indemnified party has received notice of such third party claim) written notice of such third-party claim and (B) copies of all documents and information provided by the third party to the indemnified party in connection with such claim. The failure of the indemnified party to so notify or provide copies to the indemnifying party shall not relieve the indemnifying party from any liability to the indemnified party for any liability hereunder except to the extent that such failure shall have prejudiced the defense of such third-party claim.

              (ii) The indemnifying party shall have the right to participate in the defense of such claim and at its option to assume the defense thereof using counsel reasonably acceptable to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim, the indemnified party may continue to participate in the defense of such claim, but, except as set forth in subsection (iii) below, the indemnifying party shall not be liable to the indemnified party under this Article 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense of such claim, other than reasonable costs of investigation. If, following its assumption of the defense of a claim pursuant to this Section 7.4(c), the indemnifying party believes that the claim is not indemnifiable pursuant to Section 7.1 or Section 7.2, the indemnifying party shall promptly tender back to the indemnified party the defense of such claim. If the indemnifying party fails to assume or, if assumed, tenders back the defense of a claim pursuant to this Section 7.4(c) and thereafter concludes that it wishes to defend the claim, it shall be entitled to do so upon notice to the indemnified party of its decision; provided, however, that any such subsequent assumption of defense pursuant to this sentence shall constitute an admission by the indemnifying party that the claim is indemnifiable pursuant to Section 7.1 or Section 7.2.

              (iii) Notwithstanding the foregoing, if: (A) the employment thereof is authorized by the indemnifying party in writing; (B) the indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party and in the reasonable judgment of such counsel it is advisable for the indemnified party to employ such counsel; or (C) the indemnifying party has failed to assume defense of such claim within 45 days after it receives written notice of such claim or to employ counsel reasonably satisfactory to the indemnified party; the indemnified party may notify the indemnifying party in writing that it elects to employ separate counsel (which counsel shall be reasonably acceptable to the indemnifying party) at the expense of the indemnifying party and the indemnifying party shall not have the right to assume the defense of such claim, except as provided for by the last sentence of Section 7.4(c)(ii). The indemnifying party shall not, in connection with one claim or substantially similar claims in the same jurisdiction arising out of the same or substantially similar facts, be liable for the reasonable fees and expenses of more than one firm of attorneys, which firm shall be designated in writing by the indemnified party. Nothing contained in this Section 7.4(c) shall in any way restrict the indemnified party’s ability to defend a claim and, if such claim is otherwise indemnifiable pursuant to the provisions of this Article 7, to recover all costs associated with such defense while the indemnifying party is considering whether to assume the defense of a claim tendered to it.

              (iv) Each indemnifying party and indemnified party shall use commercially reasonable efforts to cooperate with the other in the defense of such claim. The indemnifying party shall not be liable for the settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld. No such claim shall be settled by the indemnifying party without the prior written consent of the indemnified party. If a firm, written, bona fide offer is made by the third party to settle or resolve any third party claim and the indemnifying party proposes to accept such settlement and the indemnified party refuses to consent to such settlement, then: (A) the indemnifying party shall be excused from, and the indemnified party shall be solely responsible for all further defense of, such claim; (B) the maximum liability of the indemnifying party relating to such claim shall be the amount of the proposed settlement if the amount thereafter recovered from the indemnified party is greater than the amount of the proposed settlement; and (C) the indemnified party shall pay all attorneys’ fees and legal costs and expenses incurred after the rejection of such settlement, but if the amount thereafter recovered by the third party from the indemnified party is less than the amount of the proposed settlement, the indemnified party shall also be entitled to reimbursement for such fees and costs up to a maximum equal to the difference between the amount recovered by such third party and the amount of the proposed settlement.

     7.5 Dispute Resolution Process. If a dispute concerning the interpretation of this Agreement or an alleged breach of this Agreement arises, the parties shall follow the procedures specified below to resolve the dispute.

          (a) Negotiations. The parties shall promptly attempt to resolve any dispute by negotiations between Buyer, Representative and/or Seller, as appropriate.

          (b) Submission to Adjudication. If a dispute is not resolved by negotiation pursuant to Section 7.5(a) of this Agreement within 30 calendar days after initiation of the negotiation process pursuant to Section 7.5(a) of this Agreement, such dispute and any other claims arising out of or relating to this Agreement may be heard, adjudicated and determined in an action or proceeding filed in any state court in Wilmington, Delaware or any federal court in the District of Delaware.

          (c) General Provisions Regarding Dispute Resolution.

              (i) Provisional Remedies. At any time during the procedures specified in Sections 7.5(a) of this Agreement, a party may seek a preliminary injunction or other provisional judicial relief if in its judgment such action is necessary to avoid irreparable damage or to preserve the status quo. Despite such action, the parties will continue to participate in good faith in the procedures specified in this Section 7.5.

              (ii) Tolling Statutes of Limitations. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled while the procedures specified in this Section 7.5 are pending. The parties will take such action, if any, as is required to effectuate such tolling.

              (iii) Performance to Continue. Each party is required to continue to perform its obligations under this Agreement pending final resolution of any dispute.

              (iv) Enforcement. The parties regard the obligations in this Section 7.5 to constitute an essential provision of this Agreement and one that is legally binding on them. In case of a violation of the obligations in this Section 7.5 by either Buyer or the Representative, the other party may bring an action to seek enforcement of such obligations in any court of law having jurisdiction over the parties.

     7.6 Representative. By approving this Agreement, the Seller’s shareholders shall be deemed to have irrevocably made, constituted and appointed Dennis McWilliams as their true and lawful attorney-in-fact to take all action required under this Agreement on behalf of them (such Person is referred to herein as the “Representative”), including without limitation (a) to give and receive notices and communications; (b) to authorize delivery to Buyer of the Buyer’s common stock from the Escrow Agent in satisfaction of claims by Buyer; (c) to object to such deliveries; (d) to make claims on behalf of the Seller’s shareholders pursuant to this Agreement; (e) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; and (f) to take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. Buyer shall not be obligated to pay any compensation to

Representative for his services. Notices or communications to or from the Representative shall constitute notice to or from each of the Seller’s shareholders.

ARTICLE EIGHT: TERMINATION

     8.1 Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below any time prior to Closing:

           (a) Buyer and Seller may terminate this Agreement by mutual written agreement;

          (b) Buyer may terminate this Agreement if Seller has materially breached any of its covenants contained in this Agreement and has not cured the breach within thirty (30) days following notice thereof by Buyer;

          (c) Seller may terminate this Agreement if Buyer has materially breached any of its covenants contained in this Agreement and has not cured the breach within thirty (30) days following notice thereof given by Seller;

          (d) Buyer may terminate this Agreement if Seller’s board of directors has changed its recommendation of the transactions contemplated in this Agreement to its shareholders pursuant to Section 5.8;

          (e) Buyer or Seller may terminate if the Seller’s shareholders do not approve the Agreement;

          (f) Seller may terminate this Agreement if the Seller’s Board of Directors has concluded in good faith that such action is necessary in order to comply with its fiduciary obligations under applicable law; and

          (g) by Buyer or Seller if the Closing has not occurred on or before 150 days from the date of this Agreement.

     8.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 8.1(a), (b) (c) or (g) above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in breach). If Buyer or Seller terminates this Agreement pursuant to Section 8.1(d) or (f), Seller shall pay Buyer a termination fee of $1.5 million in cash. If Buyer or Seller terminates this Agreement pursuant to Section 8.1(e), Seller shall pay Buyer a sum equal to the Buyer’s out of pocket expenses incurred in connection with this Agreement and the transaction contemplated herein.

ARTICLE NINE: POST-CLOSING COVENANTS; MISCELLANEOUS

     9.1 Compliance with HIPAA Privacy Rules. In connection with the closing of the transactions contemplated by this Agreement, Seller will transfer ownership of certain medical records to Buyer. These medical records contain Protected Health Information (“PHI”), as defined in 45 C.F.R. Section 160.103. Seller is permitted to disclose these medical records to Buyer pursuant to 45 C.F.R. Section 164.501. Buyer understands and acknowledges that these medical records contain PHI and that, upon consummation of the transactions contemplated by this Agreement, Buyer will be the owner of the medical records and will be considered to be a Covered Entity under 45 C.F.R. Part 160 and Part 164, subparts A and E (the “HIPAA Privacy Rule”), and therefore will comply with applicable provisions of the HIPAA Privacy Rule.

     9.2 Covenant Not to Compete. For a period of three years from and after the Closing Date, Seller will not engage directly or indirectly in any business that Buyer conducts as of the Closing Date in any geographic area in which Buyer conducts that business as of the Closing Date; provided, however, that no owner of less than 1% of the outstanding stock of any publicly traded corporation shall be deemed to engage solely by reason thereof in any of its businesses. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.2 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

     9.3 Survival of Representations and Warranties. All of the representations and warranties of the parties contained in this Agreement shall survive for 18 months after the Closing.

     9.4 Board Observer Rights. For a period of one year following the Closing, Dr. Carney shall receive notice of and have the right to attend meetings of Buyer’s board of directors as an observer, subject to such board’s right to meet in executive session as deemed appropriate by such board.

     9.5 Confidentiality and Public Announcements. No Party shall issue nor permit any of its Affiliates, directors, officers, employees, representatives or agents to disclose, whether to employees, customers, suppliers or otherwise any information relating to the subject matter of this Agreement prior to Closing without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (it being understood and agreed that each Party shall promptly provide the other party with copies of any such announcement and shall use best efforts to inform the other Party prior to making any such announcement). After the Closing and until the first anniversary of the Closing Date, the Seller will not issue nor permit its affiliates to disclose any information relating to the Agreement except as allowed prior to the Closing.

     9.6 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

     9.7 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings,

agreements or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

     9.8 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Prior to the Closing Date no Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

     9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

     9.10 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.11 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	Chrysalis BioTechnology, Inc.
Attn: Darrell H. Carney, Ph.D.
2200 Market, Suite 600
Galveston, TX 77550
Phone: 409-750-9251
Fax: 409-750-9253
dcarney@chrysalisbio.com

Copy to:

Winstead Sechrest Minick, P.C.
Attn: Jeffrey R. Harder
600 Town Center One
1450 Lake Robbins Drive
The Woodlands, TX 77380
Phone: 281-681-5931
Fax: 281-681-5901
jharder@winstead.com

If to Buyer:	OrthoLogic Corp.
Attn: Thomas R. Trotter

1275 West Washington Avenue
Tempe, AZ 85281
602-926-2641 fax
602-286-5500
telephone ttrotter@olgc.com

Copy to:

Quarles & Brady LLP
Attn: Steven P. Emerick
Two North Central Avenue
Phoenix, AZ 85004 602-417-2980 fax
602-230-5517 telephone
spe@quarles.com

Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

     9.12 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     9.13 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     9.14 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof, or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     9.15 Expenses. Each of Buyer and Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

     9.16 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

     9.17 Incorporation of Exhibits and Schedules. The exhibits and schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     9.18 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 7.5), in addition to any other remedy to which it may be entitled, at law or in equity.

     9.19 Bulk Transfer Laws. Buyer acknowledges that Seller will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

     9.20 Resale of Buyer Common Stock. Seller agrees that it will not resell or otherwise dispose of any shares of Buyer common stock distributed at Closing under Section 2.4(b) hereof during the 60 days immediately following the Closing Date, except in a pro rata distribution to stockholders.

[SIGNATURE PAGE TO FOLLOW]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

BUYER: OrthoLogic Corp., a Delaware corporation
By:	/s/ Thomas R. Trotter
	Name:	Thomas R. Trotter
	Title:	President

SELLER: Chrysalis BioTechnology, Inc., a Delaware corporation
By:	/s/ Darrell H. Carney
	Name:	Darrell H. Carney, Ph.D.
	Title:	President